CARDERO RESOURCE CORP.

TO:

The United States Securities and Exchange Commission (“SEC”)

RE:

Cardero Resource Corp. Form 20F for the fiscal year ended October 31, 2008 (the “2008 20F”) and SEC Comment Letter dated August 3, 2008.

CARDERO RESOURCE CORP. (the “Company”) hereby acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosures in the 2008 20F;

2.

SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the SEC from talking any action with respect to the 2008 20F; and

3.

The Company may not assert staff comments as a defence in any proceeding initiated by the sec or any person under the federal securities laws of the United States.

Dated at Vancouver, British Columbia this 1st day of October, 2009.

CARDERO RESOURCE CORP.

Per:

(signed) Lawrence W. Talbot

Lawrence W. Talbot,

Vice-President & General Counsel